FOR IMMEDIATE RELEASE

LIQUID MEDIA ANNOUNCES PARTNERSHIP WITH DOTSTUDIOPRO

Los Angeles, CA - June 3, 2021 - Liquid Media Group Ltd. (the “Company,” or “Liquid Media” or “Liquid”) (Nasdaq: YVR), a business solutions company empowering professional IP creators to package, finance, deliver and monetize professional video IP globally, is delighted to announce its new partnership with distribution company dotstudioPRO.

Led by CEO Ronald Thomson, Liquid Media Group offers global film and TV content creators a pathway to realize their concepts and turn their ideas into reality, with financial and strategic support. Liquid Media Group offers their creative partners the ability to both create and monetize, in multiple ways, their intellectual property. Driven by a 4-stage solution engine that spans: intelligence, financing, technology, monetization and distribution, Liquid offers a professional and reliable way to move through the stages from inception to monetization.

dotstudioPRO is a technology, consulting and video distribution company focused on delivering SaaS-based content management, distribution, marketing and monetization solutions for the media, broadcast and entertainment sectors. These solutions help clients reach audiences and amplify their brand, monetize their content across 20+ OTT platforms, which have a combined reach of 815+ million viewers worldwide. Their platforms include Amazon Prime, Roku, Tubi, Pluto TV, STIRR, Local Now, and Whistle Sports, as well as others.

dotstudioPRO also aligns with Liquid Media Group in empowering the content creator with easy monetization solutions and delivery of their work to the largest audience.

“I am thrilled about this new partnership with dotstudioPRO. They are adding another powerful level of distribution for our content that brings our reach to nearly a billion households worldwide. It’s this distribution network, made up of all our partners, that gives Liquid Media Group’s library the full spectrum and highest level of delivery,” says Liquid CEO Ronald Thomson.

Liquid Media Group Ltd. empowers independent IP creators, enabling them to take professional content from inception to monetization. This new partnership with dotstudioPRO further enhanced Liquid Media Groups’ ability to distribute its film and television content to an even wider audience.

Liquid’s total streaming library currently exceeds 7,100 projects and over 16,000 videos, and its partnership with dotstudioPRO is another effective vehicle to ensure that content is accessible to the maximum audience worldwide.

dotstudioPRO’s distribution & syndication platform provides a streamlined, cost-effective solution that aligns the demand for content on OTT platforms with the need for content owners to reach audiences everywhere. “We are excited to work with Liquid Media’s rich content library as we see extreme value for their content in the marketplace,” says Jhod Cardinal, VP of Distribution & Acquisitions for dotstudioPRO. “Through our partnership with Liquid Media we are able to leverage the strengths of both of our companies to deliver catalogues of video content quickly to mainstream and niche platforms worldwide.”

The new partnership is a step in an exciting new direction towards modernizing the storytelling and streaming experience. As the world consumption of entertainment strays away from traditional television, Liquid Media and dotstudioPRO’s partnership aims at streamlining a creative new pipeline for content creation and distribution.

Continued Thomson, “We are both cutting-edge companies with exciting opportunities for content creators and our combined forces will make us an obvious choice for any creatives looking for a streamlined and powerful way to turn their ideas into media content that is easily monetized and reaches millions of viewers through our distribution.”

While streaming services like Netflix, Hulu, Disney+, and more are on the rise, none give the personalized solution for creatives the way this new partnership will. The companies have established an agreement to distribute a pipeline of content, leveraging dotstudioPRO’s global reach. Liquid’s existing distribution and last-mile financing opportunities, combined with dotstudioPRO’s worldwide distribution solution, will provide a unique end-to-end opportunity for content creators. There is no ceiling to the possibilities this new partnership creates for both entities.

Learn more about Liquid at https://www.liquidmediagroup.co/, and dotstudioPRO at https://www.dotstudiopro.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The new Liquid Media Token Strategy will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing, and Licensing/Protection.

About dotstudioPRO

dotstudioPRO is a technology, consulting and video distribution company focused on delivering SaaS-based, content management, distribution, marketing and monetization solutions for the media, broadcast and entertainment sectors. Through our growing content library, platform licenses, proprietary technology and deep industry expertise, we put the power of video distribution directly into the hands of content creators, owners and brands. Our work helps our clients to reach audiences and amplify their brand, monetize their content or transform their broadcasting strategy.

CONTACTS:

INVESTOR RELATIONS

Primoris Group Inc.

pg@liquidmediagroup.co

+1 (416) 489-0092

INVESTOR MEDIA

Adam Bello

media@primorisgroup.com

+1 (416) 489-0092 x 226

INDUSTRY MEDIA

Jane Owen

jane@janeowenpr.com

+1 (323) 819-1122

dotstudioPRO CONTACT

Jhod Cardinal

VP of Distribution & Acquisition

jhod@dotstudiopro.com

+ 1 (424) 242-0595 x 102

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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